Exhibit 99.1

Envigado, February 26, 2025

PROFIT DISTRIBUTION PROPOSAL

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”), in accordance with the call of the ordinary meeting in person of the General Shareholders’ Meeting that was published on February 24 after having completed the necessary processes and authorizations for such purpose, informs its shareholders and the market in general about the profit distribution proposal that will be submitted for consideration by the General Shareholders’ Meeting, at the meeting to be held on Thursday, March 27, 2025 at 9:00 a.m., at the Company’s administrative headquarters located in the municipality of Envigado, Antioquia:

The text of the aforementioned proposal is attached below.

PROFIT DISTRIBUTION PROPOSAL

The Board of Directors and the Administration of Almacenes Éxito S.A. present the following profit distribution proposal:

1.	To allocate the net profits for the annual period ending December 31, 2024, which amount to fifty-four thousand seven hundred eighty-six million three hundred fourteen thousand five hundred seventy-three pesos ($54,786,314,573), to increase the reserve for future expansions and improvements.

2.	Once the reserve has been increased with the previous amount, to release twenty-seven thousand three hundred ninety-seven million nine hundred sixteen thousand six hundred eighteen pesos ($27,397,916,618) from the occasional reserve for future expansions and improvements, to be distributed as dividends.

3.	To distribute as dividends twenty-seven thousand three hundred ninety-seven million nine hundred sixteen thousand six hundred eighteen pesos ($27,397,916,618).

The total amount decreed corresponds to an annual dividend of twenty-one and eleven cents ($21.11) for one thousand two hundred and ninety-seven million eight hundred sixty-four thousand three hundred fifty-nine outstanding shares (1,297,864,359).

4.	The decreed dividend will be paid in one installment on June 25, 2025.

For non-resident tax shareholders in Colombia, the dividend will not be taxed with income tax or dividend tax by virtue of the application of the CHC (Colombian Holding Companies) regime, for national shareholders dividends will not be taxed with income tax, but with dividend tax at the corresponding rate for legal or natural persons as the case may be and in accordance with the guidelines of the Tax Statue.

Ex-dividend period

In accordance with the provisions of Decree 4766 of 2011 and the General Regulations of the Colombian Stock Exchange, stock trading that takes place between the first day of dividend payment and the four trading days prior to that date do not include the right to receive dividends (ex-dividend period).

In accordance with the dividend payment date, the initial dates of the ex-dividend periods will correspond to June 18, 2025.